Davis Graham & Stubbs LLP
1550 17th Street
Suite 500
Denver, CO 80202
303-892-9400
Fax 303-893-1379

July 16, 2007

Via Facsimile and EDGAR

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	SMF Energy Corporation
Registration Statement of Form S-3
Filed June 7, 2007
File No. 333-143577
Post-Effective Amendments No. 1 to Registration Statements on Form S-3
Filed June 7, 2007
File Nos. 333-131146; 333-136137; 333-126116; 333-113682; 333-61762
Form 10-Q for the fiscal quarter ended March 31, 2007
Filed May 15, 2007

Dear Mr. Schwall:

We are counsel to SMF Energy Corporation (the “Company”). This letter constitutes the response of the Company to the SEC staff’s comment letter of June 29, 2007 with respect to the above referenced registration statements (the “S-3s”) and periodic report (the “10-Q”). For the convenience of the Staff, we have repeated your comments preceding the Company’s response thereto.

Form S-3

Post-Effective Amendments to Form S-3

Prospectus Summary

1.	In each prospectus, please briefly describe the total shares that you have registered for resale in the other registration statements that you have filed.

Response: These numbers have been added to the amended S-3s, which have been filed concurrently herewith.

S. Lee Terry, Jr. . 303 892 7484 . lee.terry@dgslaw.com

H. Roger Schwall
July 16, 2007

Undertakings

2.	In each registration statement, please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Response: The requested undertaking has been added to the amended S-3s.

Form 10-Q

Controls and Procedures, page 32

3.
We note that you state that your CEO and CFO have concluded that your disclosure controls were not effective but then you state that “these officers and the Company believe that all necessary steps have been taken at the time of this filing to ensure the accuracy and completeness of the information contained in this report.” This disclosure appears to qualify, if not contradict, the officers’ conclusions as to the effectiveness of your controls. Please delete this qualifying language so that you state in clear and unqualified language, the conclusion reached by your certifying officers on the effectiveness of your disclosure controls and procedures.

Response: As explained in a telephone conversation between the undersigned and Donna Levy of the Staff today, the Company believes that the disclosure cited by the Staff’s comment (“Notwithstanding such ineffectiveness, however, these officers and the Company believe that all necessary steps have been taken at the time of this filing to ensure the accuracy and completeness of the information contained in this report”) (hereinafter the “Disclosure”) should not removed because it does not qualify or contradict the officers’ conclusions with respect to the effectiveness of the controls. For ease of reference, the entire section from the 10-Q concerning the Company’s disclosure controls and procedures follows:

“We have carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this Report on Form 10-Q. Based upon this evaluation, and in light of the previously identified material weakness in our internal control over financial reporting described below, the Principal Executive Officer and the Principal Financial Officer have concluded that, as of March 31, 2007, the Company’s disclosure controls and procedures were not effective in alerting them in a timely manner to material information required to be included in our periodic filings. Notwithstanding such ineffectiveness, however, these officers and the Company believe that all necessary steps have been taken at the time of this filing to ensure the accuracy and completeness of the information contained in this report.”

H. Roger Schwall
July 16, 2007

As a preliminary matter, it is important for the Staff to recognize that the Disclosure was added because the Company and its officers take their disclosure obligations very seriously and do not simply “repeat and sign” line items required by SEC rules. In particular, the Company and the officers were concerned with the inherent contradiction between the conclusion that the Company’s disclosure controls were inadequate at March 31, 2007 and the certifications by the Principal Executive Officer and Principal Financial Officer that are required to be filed under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. In those certifications, the principal officers certify that: (a) the 10-Q “does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading” (the “10b-5 Certification”); (b) the “financial statements, and other financial information included in [the 10-Q], fairly present in all material respects the financial condition, results of operations and cash flows” (the “302 Financial Certification”); (c) the principal officers have “[d]esigned such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared” (the “Design Certification”); and (d) “[t]he information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company” (the “906 Financial Certification”)(collectively, the “Certifications”). Much as the Staff is concerned about potential inconsistency between the Company’s line item disclosure regarding the ineffectiveness of the Company’s disclosure controls (the “Ineffectiveness Statement”) and the Disclosure, the Company and the officers were concerned about the potential inconsistency between the Ineffectiveness Statement and the Certifications.

The problem arises because of the clear implication of the Ineffectiveness Statement as prescribed by the Commission (i.e., that, since the controls are ineffective, neither the Company nor its officers can know if the disclosure in the 10-Q is materially accurate). It is therefore not inappropriate for the Company and its officers to disclaim any inconsistency between this implication and (i) the 10b-5 Certification (that the there are no material misstatements or omissions), (ii) the 302 Financial Certification and 906 Financial Certification (that the financials are fairly presented in all material respects, and, (iii) perhaps most glaringly, with the Design Certification (that the disclosure controls were designed to be effective). It begs reason to ask the Company and officers to file the Certifications and the Ineffectiveness Statement in the same 10-Q without some effort to reconcile the apparent inconsistency between the two mandatory disclosures.

H. Roger Schwall
July 16, 2007

The Company believes that the Disclosure appropriately clarifies and distinguishes the statements made in both the Certifications and the Ineffective Statement. The Ineffectiveness Statement says that the disclosure controls and procedures, as a system,, were not working effectively on March 31, 2007. The Disclosure says that, even though the disclosure controls and procedures, as a system, were not working on March 31, between March 31 and the date that the report was filed (May 15, 2007), the Company and the officers took all necessary steps to ensure that the report was accurate and complete. In effect, the Company and the officers used the time to “bypass” the disclosure controls and procedures system. Frankly, if they did not do so, there is no way that the Company could have filed the 10-Q or the officers could have filed the Certifications, including the certification that the 10-Q “fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.”

It bears noting that, based on a review of only a few of the most recent filings of Form 10-Q and Form 10-K by other registrants, the Company found several examples of similar language being used in corresponding circumstances. The Company believe that these other filers, like the Company, have recognized the inconsistency implicit in the Commission’s disclosure requirements for such filings and have felt the same need to clarify the information in their filings by language similar to the Disclosure.

For the foregoing reasons, the Company has respectfully declined to delete the Disclosure notwithstanding the Staff’s comment.

4.	Similarly, remove the language the phrase “[e]xcept as described above,” from management’s evaluation of any changes made to your internal controls.

Response: In this case, the Company believes that the Staff has misread the referenced language as a qualifier when it is in fact a confirmation of completeness of the list of changes to internal controls. The complete sentence referenced by the Staff’s comment (the “Changes Statement”) is as follows:

“Except as described above, there were no significant changes to our internal controls over financial reporting nor any changes in other factors that could significantly affect such internal controls during the quarter ended March 31, 2007.

The Changes Statement actually follows a long list of measures that were taken during the quarter to improve the Company’s internal controls:

H. Roger Schwall
July 16, 2007

☐
We have significantly strengthened our management team, including the following appointments: Vice President of Finance and Accounting (April 2007); Controller of Corporate Accounting (September 2006); Senior Vice President of Information Services & Administration and Chief Information Officer (April 2006; promoted December 2006); Senior Vice President of Marketing & Sales and Investment Relations Officer (July 2005; promoted December 2006); Controller of General Ledger Accounting and Controls (December 2006); Director of Revenue, Inventory and Payable Accounting and Assistant Controller (May 2005); Mid-Continent Division Controller (May 2006); and several additional information technology, staff accounting and administrative personnel.

☐
We have invested over $1.8 million during the calendar year 2006 and the three months ended March 31, 2007 in the development and implementation of a new fully integrated accounting and operations internal control and management information system. In connection with this project we found it necessary to terminate in August 2006 the third party implementer for its inability to meet deliverables timelines and budget commitments, and to retain a more experienced and qualified replacement.

☐
We have significantly expanded our corporate infrastructure in order to upgrade and improve all internal accounting procedures and processes supporting our existing business and anticipated acquisitions.

☐
We have initiated a program to develop and improve policies and procedures in connection with the operational performance of our internal finance and accounting processes and underlying information and reporting systems; establish greater organizational accountability and lines of responsibility and approval; and better support our processes operations.

☐
We have improved our organizational structure to help achieve the proper number of, and quality of our, accounting, finance and information technology functions, including the proper segregation of duties among accounting personnel.

☐	We have refined our period-end financial reporting processes to improve the quality and timeliness of our financial information.

The Changes Statement simply says that the foregoing changes were made and that there were no other changes to internal controls during the quarter. It is not a cross reference to the Disclosure or to any other part of the 10-Q. It is simply the last sentence of the Company’s response to the line item for changes in internal control in the quarter (a line item specifically required to be confirmed in the Certifications), i.e, other than the changes listed, there were no other changes in the quarter.

Closing Comments

Please note that one of the post-effective amendments for Form S-3 registration statement, File No. 333-136137, has been changed to a withdrawal of the registration statement because, since the filing of the first post-effective amendment, all of the shares registered under that registration statement have been sold.

H. Roger Schwall
July 16, 2007

The Company’s request for acceleration of effectiveness of S-3 registration statement No. 333-143577 is submitted herewith. The Company has requested an effective date of July 19, three (3) business days after the date of this letter and the request.

Please feel free to telephone the undersigned at (303)892-7484 if you or any of the Staff wish to discuss the amended filings or any of the matters discussed in this letter.

Sincerely,

/s/ S. Lee Terry, Jr.
for
Davis Graham & Stubbs LLP

cc: Richard E. Gathright